September 26, 2008

VIA FAX (202) 772-9215

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Attention Mr. Ronald E. Alper

Re:  Pool Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 28, 2008
Form 8-K
Filed July 24, 2008
File No. 000-26640

Dear Mr. Alper:

This letter is in response to the comments received from the Commission by facsimile transmission on September 5, 2008.  In order to expedite the staff’s review of our responses, we have numbered and reproduced the full text of the staff’s comments, each of which is followed by our response.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 13

1.
We note your responses to comments 14, 16 and 18 in our letter dated June 4, 2008.  In those responses, you state that in future filings you will enhance and expand your discussion in response to our comments.  Please provide us with your intended disclosure for the future filings.

Response:

Comment No. 14

Our intended disclosure for future filings in response to Comment No. 14 would have revised our 2007 proxy to include the following disclosure to footnote 1 of the Summary Compensation Table:

“For 2007, there was no payout under our annual bonus program for achievement of specific Company financial measures as the Company did not achieve the threshold performance levels. The total payouts under the annual bonus program were approximately 30% of each Named Executive Officer’s base salary and consisted of a calculated award of approximately 10% to 20% of base salary for the achievement of specific individual business objectives and a discretionary award of approximately 10% to 20% of base salary above the calculated bonus levels.  In exercising its discretion, the Committee took into account our relative performance under extremely difficult market conditions and each executive’s individual contribution to that performance.”

Comment No. 16

Our intended disclosure for future filings in response to Comment No. 16 will be located under the heading of “Long-Term Non-Equity Incentive” in our Compensation Discussion and Analysis and is as follows:

“The purpose of our new Program is to provide senior management with an additional incentive to be earned upon the achievement of specified earnings objectives related to the strategic plan for our growth.  The Program is a cash-based, pay-for-performance incentive program that effectively links our long-term financial performance with the total cash compensation paid to senior management. The Program serves to complement our annual incentive program and the longer-term value creation incentive provided by stock option or restricted stock awards. Under the terms of the Program our Named Executive Officers are eligible to earn an incentive in an amount equal to up to 200% of their base salary based on our diluted earnings per share (“EPS”) growth over a multiple year period. The incentive, if earned, will first be paid in 2010 based on our two year EPS growth from 2007 to 2009.  For 2011 and thereafter, the incentive shall be based on our three year EPS growth.  Thus, for 2011, the incentive shall be based on our EPS growth from 2007 to 2010 and for 2012, the incentive shall be based on our EPS growth from 2008 to 2011.

In order for an incentive to be earned for the initial performance period which began January 1, 2008 and ends December 31, 2009, we must realize EPS growth at a compounded annual growth rate (“CAGR”) of at least 10% from 2007 to 2009.  A CAGR of EPS from 10% to 20% of the baseline of $1.37 results in a pro rata increase in the incentive as follows: (1) 10% EPS growth rate will result in an incentive to a Named Executive Officer equal to 50% of his base salary; 15% EPS growth rate will result in an incentive to a Named Executive Officer equal to 100% of his base salary; and a 20% EPS growth rate will result in an incentive to a Named Executive Officer equal to 200% of his base salary.

The following table illustrates the incentive award, expressed as a percentage of a Named Executive Officer’s salary, to be earned in the initial performance period:

CAGR	Ending EPS	Salary %
10%	1.66	50%
11%	1.69	60%
12%	1.72	70%
13%	1.75	80%
14%	1.78	90%
15%	1.81	100%
16%	1.84	120%
17%	1.88	140%
18%	1.91	160%
19%	1.94	180%
20%	1.97	200%

As discussed above, we target our total compensation “at market” as compared to our peer group.  We have not established specific target percentages of total compensation that will consist of short-term and long-term compensation.  Instead, we balance short-term and long-term compensation so that superior performance will result in additional annual compensation of up to 100% of salary through our Annual Cash Incentive and additional long-term compensation of up to 200% of salary through our new Program and the increased value of our equity grants.  Our goal is for the portion of compensation that is at risk (both long-term and short-term) to constitute a substantial and meaningful portion of total compensation and for sustained long-term growth to result in the greatest compensation opportunities.”

Comment No. 18

Our intended disclosure for future filings in response to Comment No. 18 would have revised the paragraph above the Summary Compensation Table in our 2007 proxy statement as follows:

“The Summary Compensation Table below summarizes the total compensation of our Named Executive Officers in 2007.  Based on the totals of the amounts included in the Summary Compensation Table for 2007, base salary accounted for approximately 35% of the total compensation for the Named Executive Officers while bonus (non-equity incentive plan compensation) accounted for approximately 10% of the total compensation for the Named Executive Officers.  The bonuses accounted for a small percentage of total compensation because there was no payout under the SPIP and the Company’s specific financial performance thresholds under the annual bonus program were not achieved.   As discussed in our “Compensation Philosophy” above, our Named Executive Officers have a larger proportion of their total compensation opportunity delivered through pay-for-performance cash incentives and long-term equity.  For example, our Chief Executive Officer, Mr. Perez de la Mesa, had the largest proportion of total compensation delivered through long-term equity compensation.

Changes in our Named Executive Officer’s base salary from year to year reflect general changes in market pay for executive talent as described under “Base Salary” above, changes in responsibility for individual Named Executive Officers from time to time and, to a lesser extent, the individual’s job performance over time.  Additionally, as base pay levels for all Named Executive Officers have been deemed to be substantially below market historically based on market pay studies, some of the increases in base pay are to adjust towards market over time.”

Our intended disclosure for future filings in response to Comment No. 18 would also have added the following paragraph above the Grants of Plan-Based Awards table in our 2007 proxy statement:

“The Grants of Plan-Based Awards table below summarizes the non-equity incentive plan and equity incentive plan awards to our Named Executive Officers in 2007.  Based on the total grant date fair value of stock options and restricted shares awarded in 2007, the stock options awarded to our Chief Executive Officer, Mr. Perez de la Mesa, were an average of two times the total grant date fair value of the stock options and restricted shares awarded to our other Named Executive Officers in recognition of his substantially greater responsibilities.  Mr. Perez de la Mesa’s duties and responsibilities encompass all aspects of our management and operations and are greater in scope and collectively more significant in nature than those of our other Named Executive Officers.”

Form 8-K Filed July 24, 2008

2.	We note your response to comment 12 in our letter dated June 4, 2008 and your disclosure of Adjusted EBITDA in Exhibit 99.1 to this Form 8-K. We have the following comments:

•
Given your statement that Adjusted EBITDA is presented as a liquidity measure, please tell us how you considered your exclusion of stock compensation expense in light of the guidance in Item 10(e)(ii)(a) of Regulation S-K.  In this regard, we assume that if you were unable to settle your stock compensation obligations with stock, you would be required to settle these obligations with cash.

•
We remind you that all three major categories of the statement of cash flows should be presented when a non-GAAP liquidity measure is presented, along with the reconciliation to the most directly comparable GAAP financial measure.  Refer to Question 12 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Matters.

Response:

Your assumption that we would be required to settle our share-based obligations with cash if we were unable to settle those obligations with stock is correct.  In excluding share-based compensation expense from Adjusted EBITDA, we considered the following facts and circumstances:

1.
We currently have sufficient authorized and unissued shares available to settle our outstanding share-based obligations. Accordingly, we expect our share-based obligations to be settled in stock and therefore consider the associated share-based compensation expense to represent a non-cash expense.

2.	In the ordinary course of business, we have not settled share-based awards in cash and we do not intend to in the future.
3.	We believe the likelihood that we would be unable to settle share-based obligations with shares of our stock is remote.

Additionally, we only include Adjusted EBITDA in the addendum to our quarterly earnings results press releases.  This information is furnished under Item 2.02 in our associated Form 8-K filings.   While we are required by Item 2.02 Instruction 2 to apply paragraph (e)(1)(i) of Item 10 of Regulation S-K to this information,  the requirements under paragraph (e)(1)(ii) of Item 10 of Regulation S-K are not applicable to documents that are furnished under Item 2.02 of Form 8-K.

With respect to the requirement for prominent presentation of amounts for the three major categories of the statement of cash flows when a non-GAAP liquidity measure is presented, as referenced in Question 12 of your Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, we include our Condensed Consolidated Statements of Cash Flows in our quarterly earnings results press releases proceeding the addendum section that includes Adjusted EBITDA.

In our future quarterly earnings results press releases, we will include a reference to the Condensed Consolidated Statements of Cash Flows in the paragraph above the reconciliation of Adjusted EBITDA to cash flow provided by (used in) operating activities as follows:

“The table below presents a reconciliation of Adjusted EBITDA to cash used in operating activities.  See page [X] for our Condensed Consolidated Statements of Cash Flows.”

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, and we understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing.  We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this filing.  If you have any questions or comments, please call me at your convenience.

Sincerely,

/s/ Mark W. Joslin
        Mark W. Joslin
        Vice President, Chief Financial Officer